UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MAY 31st, 2011

DATE, TIME, AND PLACE:

May 31st, 2011, at 11:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo; José de Menezes Berenguer Neto, José de Paiva Ferreira; Celso Clemente Giacometti; José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Absent by justified reasons the Director José Antonio Alvarez Alvarez. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Elect the members of the Board of Executive Officers for a new term of office; and (b)  confirm the composition of the Company’s Board of Executive Officers.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures. Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matters, the Company´s Board of Directors, unanimously and without any restrictions:

(a)           Elected, with abstention of Messrs. Marcial Angel Portela Alvarez and José de Menezes Berenguer Neto, pursuant to article 17, item III, of the Company’s Bylaws, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers: as Chief Executive Officer,   Mr. Marcial Angel Portela Alvarez, a Spanish citizen, married, executive, bearer of foreigner’s identification card (“RNE”) # V196033-G, registered with the CPF/MF  under #  809.357.880-34; resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2235 – Vila Olímpia - São Paulo – SP; as Senior Vice President Executive Officer, Mr. José de Menezes Berenguer Neto, a Brazilian citizen, married, bank employee, bearer of RG  # 13.864.600-4 SSP/SP, registered with the CPF/MF  under # 079.269.848-76; resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235 - Vila Olímpia - São Paulo - SP; as Vice President Executive Officers, Messrs. Angel Oscar Agallano, an Argentinian citizen, married, executive, bearer of RNE  # V386505-U, registered with the CPF/MF  under # 059.234.237-90; Carlos Alberto López Galán, a Spanish citizen, married, economist, bearer of RNE  # V156697-R, registered with the CPF/MF  under # 212.825.888-00; Fernando Byington Egydio Martins, a Brazilian citizen, married, business administrator, bearer of RG # 6.382.097-3 SSP/SP, registered with the CPF/MF  under # 007.302.838-01; Ignacio Dominguez-Adame Bozzano, a Spanish citizen, married, bank employee, bearer of Passport # AC 091437, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 234.100.598-57; Lilian Maria Ferezim Guimarães, a Brazilian citizen, divorced, business administrator, bearer of RG # 10.999.165-5 SSP/SP,  registered with the CPF/MF  under # 063.940.958-00; Marco Antonio Martins de Araújo Filho, a Brazilian citizen, divorced, lawyer, bearer of RG # 679.424 SSP/DF, registered with the CPF/MF  under # 266.159.751-49 and Oscar Rodriguez Herrero, a Spanish citizen, single, administrator, bearer of RNE  # V485694-0, registered with the CPF/MF  under # 060.185.177-36; as Executive Officers, Messrs. Arnaldo Penteado Laudisio, a Brazilian citizen, married, lawyer, bearer of RG # 8.147.151 SSP/SP, registered with the CPF/MF  under # 089.070.238-16; João Guilherme de Andrade So Consiglio, a Brazilian citizen, married, economist, bearer of RG # 16.602.546 SSP/SP, registered with the CPF/MF  under # 119.038.148-63; Jose Alberto Zamorano Hernandez, a Spanish citizen, married, business administrator, bearer of Passport #  AD 849267, registered with the CPF/MF under # 058.006.547-27; José Roberto Machado Filho, a Brazilian citizen, married, engineer, bearer of RG # 17.421.547-2 SSP/SP,  registered with the CPF/MF  under # 116.001.028-59; Luciane Ribeiro, a Brazilian citizen, divorced, economist, bearer of RG # 9.053.919-9 SSP/SP, registered with the CPF/MF  under # 074.400.888-32; Luís Felix Cardamone Neto, a Brazilian citizen, married, business administrator, bearer of RG # 11.759.329 SSP/SP, registered with the CPF/MF  under # 042.649.938-73; Marcos Matioli de Souza Vieira, a Brazilian citizen, married, business administrator, bearer of RG # 4.831.494-2 IFP/RJ, registered with the CPF/MF  under # 735.597.687-72; Maria Luiza de Oliveira Pinto e Paiva, a Brazilian citizen, married, bank employee, bearer of RG # 10.787.341 SSP/SP, registered with the CPF/MF  under # 129.079.488-06; and Pedro Carlos Aráujo Coutinho, a Brazilian citizen, legally separated, administrator, bearer of RG # M-3040237 SSP/MG, registered with the CPF/MF  under # 517.786.886-91; all resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235, Vila Olímpia - São Paulo - SP; and as Officers without specific designation, Messrs. Amancio Acúrcio Gouveia, a Brazilian citizen, married, accountant, bearer of RG #  52.782.974-2 SSP/SP, registered with the CPF/MF  under # 735.075.127-34; André Fernandes Berenguer, a Brazilian citizen, married, administrator,  bearer of RG # 13.864.602-8 SSP/SP, registered with the CPF/MF  under # 127.759.138-57; Antonio Pardo de Santayana Montes, a Spanish citizen, married, economist, bearer of Passport # AD 114455, registered with the CPF/MF  under # 233.431.938-44; Cassius Schymura, a Brazilian citizen, married, engineer, bearer of RG # 063706394 IFP/RJ, registered with the CPF/MF  under # 813.530.307-68; Clovis Hideaki Ikeda, a Brazilian citizen, married, business adminstrator, bearer of RG # 12.673.728

[Free English Translation]

SSP/SP, registered with the CPF/MF  under # 049.392.408-60; Ede Ilson Viani, a Brazilian citizen, married, administrator, bearer of RG # 17.488.375 SSP/SP, registered with the CPF/MF  under # 064.923.468-58; Eduardo Müller Borges, a Brazilian citizen, married, administrator, bearer of RG # 13.091.142 SSP/SP, registered with the CPF/MF  under # 112.673.738-06; Flávio Tavares Valadão, a Brazilian citizen, single, engineer, bearer of RG # 10.285.508-0 SSP/SP, registered with the CPF/MF  under # 710.852.627-15; Gilberto Duarte de Abreu Filho, a Brazilian citizen, married, engineer, bearer of RG # 22.884.756-4 SSP/SP, registered with the CPF/MF  under # 252.311.448-86; Jamil Habibe Hannouche, a Brazilian citizen, married, educator, bearer of RG # M-9.104.363 SSP/MG, registered with the CPF/MF  under # 020.039.308-17; Luis Alberto Citon, a Portuguese citizen, single, bank employee, bearer of RNE  # 350.767 CGPI/DIREX/DFP, registered with the CPF/MF  under # 058.056.977-26; Luis Carlos Guimarães de Carvalho Morais, a  Portuguese citizen, married, bank employee, bearer of Passport # H331405 PC/PRT, registered with the CPF/MF  under # 234.286.958-44; Luiz Carlos da Silva Cantídio Junior, a Brazilian citizen, single, business administrator, bearer of RG #  27.405.893-5 IFP/RJ,  registered with the CPF/MF  under # 150.915.381-00; Luiz Felipe Taunay Ferreira,  a Brazilian citizen, married, business administrator, bearer of RG #  12.282.375 SSP/SP,  registered with the CPF/MF  under # 148.124.658-50; Marcelo Malanga, a Brazilian citizen, married, bank employee, bearer of RG # 18.120.214-1 SSP/SP, registered with the CPF/MF  under # 126.359.808-02; Marcelo Zerbinatti, a Brazilian citizen, married, bank employee, bearer of RG # 23.854.966-5 SSP/SP, registered with the CPF/MF  under # 136.738.758-25; Marcio Aurelio de Nobrega,  a Brazilian citizen, married, administrator, bearer of RG # 14.091.242-3 SSP/SP, registered with the CPF/MF  under # 085.947.538-70; Marco André Ferreira da Silva, a Brazilian citizen, married, bank employee, bearer of RG # 15.154.716-6 SSP/SP, registered with the CPF/MF  under # 064.557.488-08; Maria Eugênia Andrade Lopez Santos, a Brazilian citizen, married, economist, bearer of RG # 00808680-02, SSP/BA, registered with the CPF/MF  under # 386.776.525-15; Mauro Siequeroli, a Brazilian citizen, married, business administrator, bearer of RG # 6.845.931 SSP/SP, registered with the CPF/MF  under # 011.585.128-30; Miguel Angel Albero Ocerin, a Spanish citizen, married, bank employee, bearer of RNE  # V569328-9-Temporary, registered with the CPF/MF  under # 233.348.458-69; Nilo Sérgio Silveira Carvalho, a Brazilian citizen, married, administrator, bearer of RG # 13.623.500 SSP/SP, registered with the CPF/MF  under # 025.442.898-30; Ramón Camino Puigcarbo, a Spanish citizen, married, bank employee, bearer of RNE  # V364858J, registered with the CPF/MF  under # 058.587.927-31; Ramón Sanchez Díez, a Spanish citizen, married, economist, bearer of RNE  # V387945-Y, registered with the CPF/MF  under # 059.396.487-03; Reginaldo Antonio Ribeiro, a Brazilian citizen, married, economist, bearer of RG # 18.108.147-7 SSP/SP, registered with the CPF/MF  under # 091.440.778-31; Roberto Correa Barbuti, a Brazilian citizen, married, business administrator, bearer of RG # 8.796.501-X SSP/SP, registered with the CPF/MF  under # 076.238.618-59; Roberto de Oliveira Campos Neto, a Brazilian citizen, single, bank employee, bearer of RG # 38.628.900-1 SSP/SP, registered with the CPF/MF  under # 078.602.017-20; Ronaldo Yassuyuki Morimoto, a Brazilian citizen, single, bank employee, bearer of RG # 27.296.905-9 SSP/SP, registered with the CPF/MF  under # 267.678.438-22; Sérgio Gonçalves, a Brazilian citizen, married, economist, bearer of RG # 8.535.870-8 SSP/SP, registered with the CPF/MF  under # 007.641.538-46; Ulisses Gomes Guimarães, a Brazilian citizen, married, bank employee, bearer of RG # 34.246.767-0 SSP/SP, registered with the CPF/MF  under # 013.149.967-03;  and Wilson Luiz Matar, a Brazilian citizen, married, bank employee, bearer of RG # 9.928.569 SSP/SP, registered with the CPF/MF  under # 042.307.498-99; all resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235, Vila Olímpia - São

[Free English Translation]

Paulo - SP; and Marcos Adriano Ferreira Zoni, a Brazilian citizen, married, administrator, bearer of RG # 7.010.018-5 SSP/SP, registered with the CPF/MF  under # 819.920.097-91; resident and domiciled in Santana de Parnaíba - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235, Vila Olímpia - São Paulo - SP. The Officers elected herein hereby represent they are not involved in any crime provided for by law which may prevent them from doing business, particularly those mentioned in article 147 of Corporation Law, meet the requirements set forth by Resolution 3041, dated 11.28.2002, of the Brazilian National Monetary Council, and shall be invested in their respective offices only after the homologation of their election by the Brazilian Central Bank, being Messrs. Ignácio Dominguez-Adame Bozzano; Jose Alberto Zamorano Hernandez; Luis Carlos Guimarães de Carvalho Morais, Miguel Angel Alberto Ocerin e Ramon Camino Puigcarbo investiture also dependant on the concession of his permanent visa; and

[Free English Translation]

(b)       by virtue of the resolution under item “a” above, confirm the composition of the Company’s Board of Executive Officers, with term of office until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2013 Ordinary Shareholders Meeting:

Chief Executive Officer:	Marcial Angel Portela Alvarez

Senior Vice President Executive Officer:	José de Menezes Berenguer Neto

Vice President Executive Officers:	Angel Oscar Agallano
Carlos Alberto López Galán
Fernando Byington Egydio Martins Igancio Dominguez-Adame Bozzano
Lilian Maria Ferezim Guimarães
Marco Antonio Martins de Araújo Filho Oscar Rodriguez Herrero

Executive Officers:	Arnaldo Penteado Laudisio
João Guilherme de Andrade So Consiglio
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Luciane Ribeiro
Luis Felix Cardamone Neto
Marcos Matioli de Souza Vieira
Maria Luiza de Oliveira Pinto e Paiva
Pedro Carlos Araújo Coutinho

Officers without specific designation:	Amancio Acúrcio Gouveia
André Fernandes Berenguer
Antonio Pardo de Santayana Montes
Cassius Schymura
Clovis Hideaki Ikeda
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Luis Alberto Citon
Luis Carlos Guimarães de Carvalho Morais
Luiz Carlos da Silva Cantidio Junior
Luiz Felipe Taunay Ferreira
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marco Andre Ferreira da Silva
Marcos Adriano Ferreira Zoni
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Ramon Camino Puigcarbo
Ramon Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto Correa Barbuti
Roberto Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sérgio Gonçalves
Ulisses Gomes Guimarães
Wilson Luiz Matar

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, May 31st, 2011. a) Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo; José de Menezes Berenguer Neto, José de Paiva Ferreira; Celso Clemente Giacometti; José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli – Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 31, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer